GMAC
Commercial Mortgage

Annual Statement as to Compliance
For the Year Ended December 31, 2004

GMAC Commercial Mortgage Securities, Inc
Series 2003-C3

Pursuant to Section 3.13 of the Pooling and Servicing Agreement governing the referenced transaction, I hereby attest that:

i.
A review of the activities of GMAC Commercial Mortgage Corporation as Master
Servicer during the period, and of its performance under this Pooling and
Servicing Agreement, has been made under my supervision.

ii.
To the best of my knowledge, based on such review, GMAC Commercial
Mortgage Corporation as Master Servicer, has fulfilled in all material respects its obligations under this Pooling and Servicing Agreement throughout the period.

GMAC COMMERCIAL MORTGAGE CORPORATION

/s/ Brian T. Stauffer
By: Brian T. Stauffer
Title: Vice President
Date: February 20, 2005

.905A

200 Witmer Road - P.O. Box 1015 - Horsham, PA 19044-8015